Exhibit 99.2

GLOBUS MARITIME LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the three-month periods ended March 31, 2025 and 2024. Unless otherwise specified herein, references to the “Company”, “we” or “our” shall include Globus Maritime Limited (NASDAQ: GLBS) and its subsidiaries. You should read the following discussion and analysis together with our unaudited interim condensed consolidated financial statements as at March 31, 2025 and for the three-month periods ended March 31, 2025 and 2024, and the accompanying notes thereto, included elsewhere in this report. For the additional information relating to our management’s discussion and analysis of the financial condition and results of operations, please see our Annual Report on Form of 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission (the “SEC”) on March 14, 2025 (the “Annual Report”).

Forward-Looking Statements

Our disclosure and analysis herein pertain to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business and making acquisitions, includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “may,” “should” and similar expressions are forward-looking statements. All statements herein that are not statements of either historical or current facts are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as our future operating or financial results, global and regional economic and political conditions, including piracy, pending vessel acquisitions, our business strategy and expected capital spending or operating expenses, including drydocking and insurance costs, competition in the dry bulk industry, statements about shipping market trends, including charter rates and factors affecting supply and demand, our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities, our ability to enter into fixed-rate charters after our current charters expire and our ability to earn income in the spot market and our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels’ useful lives. Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully under “Item 3. Key Information – D. Risk Factors” of the Annual Report. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements.

Factors that might cause future results to differ include, but are not limited to, the following:

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;

•	the length and number of off-hire periods and dependence on third-party managers; and

•	other factors discussed under “Item 3. Key Information – D. Risk Factors” of the Annual Report.

You should not place undue reliance on forward-looking statements contained herein because they are statements about events that are not certain to occur as described or at all. All forward-looking statements herein are qualified in their entirety by the cautionary statements contained herein. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Overview

The address of the registered office of Globus Maritime Limited (“Globus”) is: Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

The principal business of the Company is the ownership and operation of a fleet of dry bulk motor vessels (“m/v”), providing maritime services for the transportation of dry cargo products on a worldwide basis. The Company conducts its operations through its vessel owning subsidiaries.

The operations of the vessels are managed by Globus Shipmanagement Corp. (the “Manager”), a wholly owned Marshall Islands corporation. The Manager has an office in Greece, located at 128 Vouliagmenis Avenue, 166 74 Glyfada, Greece and provides the commercial, technical, cash management and accounting services necessary for the operation of the fleet in exchange for a management fee. The management fee is eliminated on consolidation. The unaudited interim condensed consolidated financial statements, prepared under IFRS, include the financial statements of Globus and its subsidiaries listed below, all wholly owned by Globus as at March 31, 2025:

Company	Country of Incorporation	Vessel Delivery Date	Vessel Name
Globus Shipmanagement Corp.	Marshall Islands	-	- (1)
Devocean Maritime Ltd.	Marshall Islands	-	- (2)
Serena Maritime Limited	Marshall Islands	October 29, 2020	m/v Galaxy Globe
Talisman Maritime Limited	Marshall Islands	July 20, 2021	m/v Power Globe
Argo Maritime Limited	Marshall Islands	June 9, 2021	m/v Diamond Globe
Salaminia Maritime Limited	Marshall Islands	November 29, 2021	m/v Orion Globe
Calypso Shipholding S.A.	Marshall Islands	January 25, 2024	m/v GLBS Hero
Daxos Maritime Limited	Marshall Islands	August 20, 2024	m/v GLBS Might (3)
Paralus Shipholding S.A.	Marshall Islands	September 20, 2024	m/v GLBS Magic (3)
Dulac Maritime S.A.	Marshall Islands	November 19, 2024	m/v GLBS Angel
Domina Maritime Ltd.	Marshall Islands	December 3, 2024	m/v GLBS Gigi
Olympia Shipholding S.A.	Marshall Islands	-	Hull No: S-K192
Thalia Shipholding S.A.	Marshall Islands	-	Hull No: S-3012
Artful Shipholding S.A.	Marshall Islands	-	-
Longevity Maritime Limited	Malta	-	-

(1)	Management Company.

(2)	On February 4, 2025, the Company, through its subsidiary Devocean Maritime Ltd., entered into an agreement to sell the 2007-built River Globe. The vessel was delivered to her new owners on March 17, 2025.

(3)	Subject to sale and bareboat back arrangements which account as financing arrangements.

Results of Operations

Our revenues consist of earnings under the charters on which we employ our vessels. We believe that the important measures for analysing trends in the results of our operations consist of the following:

Revenues

The Company generates its revenues from charterers from the charter hire of its vessels. Vessels are chartered using time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a time charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognised on a straight - line basis over the period of the time charter. Such revenues are treated in accordance with IFRS 16 as lease income while the portion of time charter revenues related to technical management services are recognized in accordance with IFRS 15. Associated broker commissions are recognised on a pro-rata basis over the duration of the period of the time charter. Deferred revenue relates to cash received prior to the financial position date and is related to revenue earned after such date.

For time charters that qualify as leases, the Company is required to disclose lease and non-lease components of voyage revenue. The revenue earned under time charters is not negotiated in its two separate components, but as a whole. For purposes of determining the standalone selling price of the vessel lease and technical management service components of the Company’s time charters, the Company concluded that the residual approach would be the most appropriate method to use given that vessel lease rates are highly variable depending on shipping market conditions, the duration of such charters and the age of the vessel. The Company believes that the standalone transaction price attributable to the technical management service component, including crewing services, is more readily determinable than the price of the lease component and, accordingly, the price of the service component is estimated using data provided by its technical department, which consist of the crew expenses, maintenance and consumable costs and was approximately $4,799 and $3,168 for the periods ended March 31, 2025 and 2024, respectively. The lease component that is disclosed then is calculated as the difference between total revenue and the non-lease component revenue and was $3,820 and $4,454 for the periods ended March 31, 2025 and 2024, respectively.

The Company enters into consultancy agreements with other companies for the purpose of providing consultancy services. For these services the Company receives a fee. The total income from these fees is classified in the income statement component of the condensed consolidated statement of comprehensive loss under management & consulting fee income.

Time Charters

A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and the cost of bunkers (fuel oil), but the vessel owner pays vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes. Time charter rates are usually set at fixed rates during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and on a year-to-year basis and, as a result, when employment is being sought for a vessel with an expiring or terminated time charter, the prevailing time charter rates achievable in the time charter market may be substantially higher or lower than the expiring or terminated time charter rate. Fluctuation in time charter rates are influenced by changes in spot charter rates, which are in turn influenced by a number of factors, including vessel supply and demand. The main factors that could increase total vessel operating expenses are crew salaries, insurance premiums, spare parts, repairs that are not covered under insurance policies and lubricant prices.

Voyage Expenses

Voyage expenses primarily consist of port, canal and bunker expenses that are unique to a particular charter under time charter arrangements are paid by the charterers or by the Company under voyage charter arrangements. Furthermore, voyage expenses include brokerage commission on revenue paid by the Company.

Vessel Operating Expenses

Vessel operating expenses primarily consist of crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses necessary for the operation of the vessel and borne by the owner. All vessel operating expenses are expensed as incurred.

General and Administrative Expenses

The primary components of general and administrative expenses consist of the services of our senior executive officers, and the expenses associated with being a public company. Such public company expenses include the costs of preparing public reporting documents, legal and accounting costs and costs related to compliance with the rules, regulations and requirements of the SEC, the rules of NASDAQ, board of directors’ compensation and investor relations.

Depreciation

We depreciate the cost of our vessels after deducting the estimated residual value, on a straight-line basis over the expected useful life of each vessel, which is estimated to be 25 years from the date of initial delivery from the shipyard. We estimated the residual values of our vessels to be $480 per lightweight.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with the debt incurred to partially finance the acquisition of our existing fleet. The interest rate is calculated based on the Term SOFR rate and applicable margin.

Gain/(Loss) on derivative financial instruments

The Company enters into interest rate swap agreements to manage its exposure to fluctuations of interest rate risk associated with its borrowings. Interest Rate Swaps are measured at fair value. The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. The valuation technique used for the Interest Rate Swaps is the discounted cash flow. The Company has not designated these interest rate swaps for hedge accounting.

The fair value of the Interest Rate Swaps is classified under “Fair value of derivative financial instruments” either under assets or liabilities in the consolidated statement of financial position. In the event that the respective asset or liability is expected to be materialized within the next twelve months, it is classified as current asset or liability. Otherwise, the respective asset or liability is classified as non-current asset or liability.

The change in fair value deriving from the valuation of the Interest Rate Swap at the end of each reporting period is classified under “Gain/ (Loss) on derivative financial instruments” in the consolidated statement of comprehensive loss. Realized gains or losses resulting from interest rate swaps are recognized in profit or loss under “Gain/(Loss) on derivative financial instruments” in the consolidated statement of comprehensive loss.

Selected Information

Our selected consolidated financial and other data for the three-month period ended March 31, 2025 and 2024 and as at March 31, 2025 presented in the tables below have been derived from our unaudited interim condensed consolidated financial statements and notes thereto, included elsewhere herein. Our selected consolidated financial data as at December 31, 2024, presented in the tables below have been derived from our audited financial statements and notes thereto, included in our Annual Report.

Consolidated Statements of Comprehensive Loss Data

(In thousands of U.S. Dollars)

	Three months ended March 31,
	2025	2024
	(unaudited)
Voyage revenues	8,619	7,622
Management & consulting fee income	-	91
Total Revenues	8,619	7,713

Voyage expenses	(520)	(351)
Vessel operating expenses	(4,711)	(3,129)
Depreciation	(2,481)	(1,281)
Depreciation of drydocking costs	(1,262)	(974)
Administrative expenses	(1,197)	(1,172)
Administrative expenses payable to related parties	(185)	(1,060)
Gain from sale of vessel	2,137	-
Other income/(loss), net	(35)	7
Operating income/(loss)	365	(247)
Interest income	378	698
Interest expense and finance costs	(2,152)	(1,195)
Gain / (Loss) on derivative financial instruments, net	(23)	412
Foreign exchange gains / (losses), net	(50)	33
Total finance costs, net	(1,847)	(52)
Total loss and total comprehensive loss for the period	(1,482)	(299)

Basic & diluted loss per share for the period (1) (unaudited)	(0.07)	(0.01)
EBITDA (2) (unaudited)	4,035	2,453
Adjusted EBITDA (2) (unaudited)	1,971	2,008

(1) The weighted average number of shares for the three-month period ended March 31, 2025 and 2024, was 20,582,301.

(2) Earnings / (losses) before interest, taxes, depreciation and amortization, or “EBITDA”, represents the sum of total income/(loss), adjusted for interest and finance costs, interest income, depreciation and amortization and, if any, income taxes during a period. Adjusted EBITDA represents the sum of total income/(loss) before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of drydocking costs, impairment / reversal of impairment and gains or losses from sale of vessels. EBITDA and Adjusted EBITDA do not represent and should not be considered as an alternative to total comprehensive income or cash generated from operations, as determined by IFRS, and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies. EBITDA and Adjusted EBITDA is not a defined measure under IFRS.

EBITDA and Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

EBITDA and Adjusted EBITDA have limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

»         EBITDA and Adjusted EBITDA do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

»         EBITDA and Adjusted EBITDA do not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

»         EBITDA and Adjusted EBITDA do not reflect changes in or cash requirements for our working capital needs; and

»         other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

Total comprehensive income to EBITDA and Adjusted EBITDA Reconciliation

	Period Ended March 31,
	(Expressed in Thousands of U.S. Dollars, except per share data)
	2025	2024

	(Unaudited)	(Unaudited)
Total comprehensive loss for the period	$(1,482)	$(299)
Interest and finance costs, net	1,774	497
Depreciation	2,481	1,281
Depreciation of drydocking costs	1,262	974
EBITDA (unaudited)	$4,035	$2,453
Loss / (Gain) on derivative financial instruments	23	(412)
Foreign exchange loss /(gains), net	50	(33)
Gain from sale of vessel	(2,137)	-
Adjusted EBITDA (unaudited)	$1,971	$2,008

Balance Sheets Data

(In thousands of U.S. Dollars)

	As at March 31,	As at December 31,
	2025	2024

	(Unaudited)
Consolidated condensed statement of financial position:
Vessels, net	239,154	248,979
Advances for vessel acquisition	15,052	15,051
Other non-current assets	3,262	3,914
Total non-current assets	257,468	267,944
Cash and bank balances and bank deposits (including restricted cash)	51,888	47,887
Other current assets	6,634	5,155
Total current assets	58,522	53,042
Total assets	315,990	320,986
Total equity	174,919	176,401
Total debt & Financial liabilities net of unamortized debt discount	114,124	118,090
Sellers' Credit	19,000	19,000
Other liabilities	7,947	7,495
Total liabilities	141,071	144,585
Total equity and liabilities	315,990	320,986

Statements of Cash Flows Data

(In thousands of U.S. Dollars)

	Three months ended March 31,
	2025	2024

	(Unaudited)
Statement of cash flow data:
Net cash generated from operating activities	905	1,493
Net cash generated from / (used in) investing activities	8,706	(19,123)
Net cash (used in) / generated from financing activities	(5,358)	116

	Three months ended March 31,
	2025	2024

	(Unaudited)
Ownership days (1)	885	613
Available days (2)	878	613
Operating days (3)	878	604
Fleet utilization (4)	100%	98.5%
Average number of vessels (5)	9.8	6.7
Daily time charter equivalent (TCE) rate (6)	$9,225	$11,862
Daily operating expenses (7)	$5,321	$5,104

Notes:

(1)	Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.

(3)	Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment.

(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.

(5)	Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.

(6)	TCE rates are our voyage revenues plus any potential gain on sale of bunkers less voyage expenses during a period divided by the number of our available days during the period which is consistent with industry standards. TCE is a measure not in accordance with IFRS.

(7)	We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period.

Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation

	Three months ended March 31,
	2025	2024

	(Unaudited)

Voyage revenues	$8,619	$7,622
Less: Voyage expenses	$520	$351
Net voyage revenues	$8,099	$7,271
Available days	878	613
Daily TCE rate (1)	$9,225	$11,862

(1) Subject to rounding.

Recent Developments

Sale of vessel

On February 4, 2025, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built River Globe for a gross price of $8.55 million before commissions and expenses. The vessel was delivered to her new owners on March 17, 2025.

Three-month period ended March 31, 2025 compared to the three-month period ended March 31, 2024.

Total comprehensive loss for the three-month period ended March 2025 amounted to $1.5 million or $0.07 basic and diluted loss per share based on 20,582,301 weighted average number of shares, compared to $0.3 million for the same period last year or $0.01 basic and diluted loss per share based on 20,582,301 weighted average number of shares.

The following table corresponds to the breakdown of the factors that led to the decrease in total comprehensive income during the three-month period ended March 31, 2025 compared to the three-month period ended March 31, 2024 (expressed in $000’s):

3-month period of 2025 vs 3-month period of 2024

Net loss and total comprehensive loss for the 3-month period of 2024	(299)
Increase in Voyage revenues	997
Decrease in Management & consulting fee income	(91)
Increase in Voyage expenses	(169)
Increase in Vessels operating expenses	(1,582)
Increase in Depreciation	(1,200)
Increase in Depreciation of drydocking costs	(288)
Decrease in Total administrative expenses	850
Increase in gain from sale of vessel	2,137
Decrease in Other income, net	(42)
Decrease in Interest income	(320)
Increase in Interest expense and finance costs	(957)
Decrease in gain on derivative financial instruments	(435)
Decrease in Foreign exchange gains	(83)
Net loss and total comprehensive loss for the 3-month period of 2025	(1,482)

Voyage revenues

During the three-month period ended March 31, 2025 and 2024, our Voyage revenues reached $8.6 million and $7.6 million respectively. The 13% increase in Voyage revenues is mainly attributed to the increase from 6.7 average number of vessels during the three-month period ended March 31, 2024, to an average number of 9.8 vessels for the same period in 2025. This increase was counterbalanced by the decrease of the daily Time Charter Equivalent rate (TCE) from $11,862 per vessel per day for the three-month period ended March 31, 2024, to $9,225 per vessel per day for the same period in 2025, corresponding to a decrease of 22%.

Voyage expenses

Voyage expenses reached $0.5 million during the three-month period ended March 31, 2025, compared to $0.4 million during the same period last year. Voyage expenses include commissions on revenues, port and other voyage expenses and bunker expenses. Bunker expenses mainly refer to the cost of bunkers consumed during periods that our vessels are travelling seeking employment. Voyage expenses for the three-month period ended March 31, 2025 and 2024, are analyzed as follows:

In $000’s	2025	2024
Commissions	111	99
Bunkers	286	140
Other voyage expenses	123	112
Total	520	351

The increase in Voyage expenses is attributed to the increased bunker expenses which in turn are attributed to the increased drydocking days of the vessels during the three-month period ended March 31, 2025 compared to the same period in 2024.

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, reached $4.7 million during the three-month period ended March 31, 2025, compared to $3.1 million during the same period last year. The breakdown of our operating expenses for the three-month period ended March 31, 2025 and 2024 was as follows:

	2025	2024
Crew expenses	58%	59%
Repairs and spares	12%	11%
Insurance	7%	9%
Stores	12%	11%
Lubricants	7%	7%
Other	4%	3%

Average daily operating expenses during the three-month periods ended March 31, 2025 and 2024 were $5,321 per vessel per day and $5,104 per vessel per day respectively, corresponding to an increase of 4%.

Depreciation

Depreciation charge during the three-month period ended March 31, 2025, increased to $2.5 million compared to $1.3 million during the three-month period ended March 31, 2024. The 92% increase is mainly attributed to the increase from an average of 6.7 vessels during the three-month period ended March 31, 2024, to an average of 9.8 vessels for the same period in 2025. Furthermore, the book value of the vessels of the Company as at March 31, 2025 reached $239.2 million compared to $136.9 million as at March 31, 2024 contributing to the higher depreciation expense.

Depreciation of drydocking costs

Depreciation of drydocking costs during the three-month period ended March 31, 2025, increased to $1.3 million compared to $1 million during the three-month period ended March 31, 2024. The 30% increase is mainly attributed to the increase from an average of 6.7 vessels during the three-month period ended March 31, 2024, to an average of 9.8 vessels for the same period in 2025.

Total administrative expenses

Total administrative expenses, including administrative expenses to related parties, decreased to $1.4 million during the three-month period ended March 31, 2025 compared to $2.2 million for the same period in 2024. The decrease is mainly attributed to the accrual of approximately $0.9 million as at March 31, 2024, which related to the $3 million bonus that was awarded on March 13, 2024 to a consulting company affiliated with our chief executive officer, half of which was payable immediately upon the delivery of the newbuilding vessel Hull NE442 (i.e., the vessel being constructed by Nantong Cosco Khi Ship Engineering pursuant to the agreement dated May 13, 2022) and the balance at the delivery of Hull NE443 (i.e., the vessel being constructed by Nantong Cosco Khi Ship Engineering pursuant to the other agreement dated May 13, 2022), in each case assuming Athanasios Feidakis remained Chief Executive Officer at each such relevant time.

Gain from sale of vessel

On February 4, 2025, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built River Globe for a gross price of $8.55 million before commissions and expenses. The total gain from the sale of the vessel reached the $2.1 million. The vessel was delivered to her new owners on March 17, 2025.

Interest expense and finance costs

Interest expense and finance costs reached $2.2 million during the three-month period ended March 31, 2025, compared to $1.2 million in the same period of 2024. Interest expense and finance costs for the three-month periods ended March 31, 2025 and 2024, are analyzed as follows:

In $000’s	2025	2024
Interest payable on long-term borrowings and financial liabilities	1,983	1,064
Bank charges	12	19
Operating lease liability interest	13	3
Amortization of debt discount	91	58
Amortization of gain of Loan modification	44	38
Other finance expenses	9	13
Total	2,152	1,195

As at March 31, 2025, and 2024 we and our vessel-owning subsidiaries had outstanding borrowings under our Loan agreements and Financial liabilities of an aggregate of $115 and $53.9 million, respectively, gross of unamortized debt discount. The increase in interest payable is mainly attributed to the increase of the outstanding principal of the Sale and Leaseback agreements. The weighted average interest rate has decreased from 8.13% during the three-month period ended March 31, 2024 to 6.76% for the same period in 2025, which is mainly attributed to the decrease of the 3-month Term SOFR rates.

Gain/(Loss) on derivative financial instruments

Following the loan facility with CIT Bank N.A., the Company entered into an Interest Rate Swap agreement on May 10, 2021. For the three-month period ended March 31, 2025 and 2024, the Company recognized a loss of approximately $6 thousand and a gain of approximately $198 thousand, respectively, net of interest for the period, according to the Interest Rate Swap valuation and is included in the condensed consolidated statement of comprehensive loss.

Following the deed of accession, amendment and restatement of the CIT loan facility by the accession of an additional borrower in order to increase the loan facility from a total of $34.25 million to $52.25 million in August 2022, the Company also entered into a new swap agreement in order for the additional borrower to enter into hedging transactions (separately from those entered by the other borrowers) with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.). As at March 31, 2025 and 2024, the Company recognized a loss of approximately $16 and a gain of approximately $214 thousand, respectively, net of interest for the period, according to the Interest Rate Swap valuation and is included in the condensed consolidated statement of comprehensive loss.

Liquidity and capital resources

As at March 31, 2025, and December 31, 2024, our cash and bank balances and bank deposits (including restricted cash) were $54.2 and $50.7 million, respectively.

As at March 31, 2025, the Company reported a working capital surplus of $ 24.1 million and was in compliance with the covenants included in the CIT loan facility and Marguerite Maritime S.A. loan facility.

The Company performs on a regular basis an assessment to evaluate its ability to continue as a going concern.

In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The degree of consideration depends on the facts in each case and depends on the Company’s profitability and ready access to financial resources, In certain cases, management may need to consider a wide range of factors relating to current and expected profitability, debt repayment schedules, compliance with the financial and security collateral cover ratio covenants under its existing debt agreements and potential sources of replacement financing before it can satisfy itself that the going concern basis is appropriate. The Company may need to develop detailed cash flow projections as part of its assessment in such cases. In developing estimates of future cash flows, the Company makes assumptions about the vessels’ future performance, with the significant assumptions relating to time charter equivalent rates, vessels’ operating expenses, vessels’ capital expenditures, fleet utilization, Company’s general and administrative expenses and cash flow requirements for debt servicing. The assumptions used to develop estimates of future cash flows are based on historical trends as well as future expectations.

The above conditions indicate that the Company is expected to be able to operate as a going concern and these unaudited interim condensed consolidated financial statements were prepared under this assumption.

Net cash generated from operating activities for the three-month period ended March 31, 2025 was $0.9 million compared to $1.5 million during the respective period in 2024. The decrease in our cash generated from operating activities was mainly attributed to the decrease in the Company’s working capital by $0.6 million.

Net cash generated from investing activities for the three-month period ended March 31, 2025 was $8.7 million compared to net cash used in investing activities of $19.1 million during the respective period in 2024. The increase in our cash generated from investing activities was mainly attributed to the net proceeds from the sale of m/v River Globe, amounting to $8.4 million. In January 2024 the Company conducted the payment of the last instalment, amounting to $18.5 million, for acquisition of the newbuilding vessel “m/v GLBS Hero”.

Net cash used in financing activities during the three-month period ended March 31, 2025 and net cash generated from financing activities during the three-month period ended March 31, 2024 were as follows:

	Three months ended March 31,
In $000’s	2025	2024
	(Unaudited)

Proceeds from financial liabilities	-	2,800
Repayment of long-term debt and financial liabilities	(2,165)	(1,564)
Prepayment of long-term debt	(1,879)	-
(Increase)/decrease in restricted cash	708	(307)
Repayment of lease liability	(73)	(85)
Interest paid	(1,949)	(728)
Net cash (used in)/ generated from financing activities	(5,358)	116

As at March 31, 2025 and 2024, we and our vessel-owning subsidiaries had outstanding borrowings under our Loan agreements and Financial liabilities of an aggregate of $115 and $53.9 million, respectively, gross of unamortized debt discount.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Statement of Comprehensive Loss for the three-month periods ended March 31, 2025 and 2024	F-2

Condensed Consolidated Statement of Financial Position as at March 31, 2025 (Unaudited) and December 31, 2024	F-3

Unaudited Interim Condensed Consolidated Statement of Changes in Equity for the three-month periods ended March 31, 2025 and 2024	F-4

Unaudited Interim Condensed Consolidated Statement of Cash Flows for the three-month periods ended March 31, 2025 and 2024	F-5

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-6 to F-14

GLOBUS MARITIME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

For the three-months ended March 31, 2025 and 2024

(Expressed in thousands of U.S. Dollars, except share, per share and warrants data)

		Three months ended March 31,
	Notes	2025	2024
REVENUES:
Voyage revenues	10	8,619	7,622
Management & consulting fee income		-	91
Total Revenues		8,619	7,713

EXPENSES & OTHER OPERATING INCOME:
Voyage expenses, net		(520)	(351)
Vessel operating expenses		(4,711)	(3,129)
Depreciation	5, 10	(2,481)	(1,281)
Depreciation of drydocking costs	5	(1,262)	(974)
Administrative expenses		(1,193)	(1,172)
Administrative expenses payable to related parties		(189)	(1,060)
Gain from sale of vessel	5	2,137	-
Other (loss)/income, net		(35)	7
Operating income / (loss)		365	(247)

Interest income		378	698
Interest expense and finance costs		(2,152)	(1,195)
(Loss) / Gain on derivative financial instruments, net		(23)	412
Foreign exchange (losses) / gains, net		(50)	33

TOTAL LOSS FOR THE PERIOD		(1,482)	(299)
Other Comprehensive Income		-	-
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(1,482)	(299)

Loss per share (U.S.$):
- Basic and Diluted loss per share for the period	7	(0.07)	(0.01)

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

GLOBUS MARITIME LIMITED

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at March 31, 2025 and December 31, 2024

(Expressed in thousands of U.S. Dollars, except share, per share and warrants data)

		March 31,	December 31,
	Notes	2025	2024
		(Unaudited)
ASSETS
NON-CURRENT ASSETS
Vessels, net	5	239,154	248,979
Advances for vessel purchase	10	15,052	15,051
Office furniture and equipment, net		100	101
Right of use asset	10	770	852
Restricted cash	3	2,315	2,770
Fair value of derivative financial instruments	11	67	181
Other non-current assets		10	10
Total non-current assets		257,468	267,944
CURRENT ASSETS
Current portion of fair value of derivative financial instruments	11	378	442
Trade receivables, net		1,975	1,114
Inventories		1,691	1,226
Prepayments and other assets		2,590	2,373
Restricted cash	3	798	1,050
Cash and cash equivalents	3	51,090	46,837
Total current assets		58,522	53,042
TOTAL ASSETS		315,990	320,986

EQUITY AND LIABILITIES

EQUITY
Issued share capital	6	82	82
Share premium	6	284,406	284,406
Accumulated deficit		(109,569)	(108,087)
Total equity		174,919	176,401
NON-CURRENT LIABILITIES
Long-term borrowings, net of current portion	8	56,406	59,270
Financial liabilities, net of current portion	8	49,555	50,014
Provision for staff retirement indemnities		234	191
Lease liabilities		453	531
Total non-current liabilities		106,648	110,006
CURRENT LIABILITIES
Current portion of long-term borrowings	8	6,303	6,946
Current portion of financial liabilities	8	1,860	1,860
Sellers’ Credit	4	19,000	19,000
Trade accounts payable		3,790	3,589
Accrued liabilities and other payables		1,414	2,156
Current portion of lease liabilities	10	337	332
Deferred revenue		1,719	696
Total current liabilities		34,423	34,579
TOTAL LIABILITIES		141,071	144,585
TOTAL EQUITY AND LIABILITIES		315,990	320,986

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

GLOBUS MARITIME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the three-months ended March 31, 2025 and 2024

(Expressed in thousands of U.S. Dollars, except share, per share and warrants data)

	Issued share	Share
	Capital	Premium	(Accumulated Deficit)	Total Equity
As at January 1, 2025	82	284,406	(108,087)	176,401
Loss for the period	-	-	(1,482)	(1,482)
Other comprehensive income	-	-	-	-
Total comprehensive loss for the period	-	-	(1,482)	(1,482)
As at March 31, 2025	82	284,406	(109,569)	174,919

	Issued share	Share
	Capital	Premium	(Accumulated Deficit)	Total Equity
As at January 1, 2024	82	284,406	(108,518)	175,970
Loss for the period	-	-	(299)	(299)
Other comprehensive income	-	-	-	-
Total comprehensive loss for the period	-	-	(299)	(299)
As at March 31, 2024	82	284,406	(108,817)	175,671

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

GLOBUS MARITIME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the three-months ended March 31, 2025 and 2024

(Expressed in thousands of U.S. Dollars)

		Three months ended March 31,
	Notes	2025	2024
Operating activities
Loss for the period		(1,482)	(299)
Adjustments for:
Depreciation	5	2,481	1,281
Depreciation of deferred drydocking costs	5	1,262	974
Payment of deferred drydocking costs		(430)	(527)
Provision for staff retirement indemnities		43	67
Gain from sale of vessel		(2,137)	-
Loss / (Gain) on derivative financial instruments		23	(412)
Interest expense and finance costs		2,152	1,195
Interest income		(378)	(698)
Foreign exchange losses / (gains), net		44	(33)
(Increase)/decrease in:
Trade receivables, net		(861)	(732)
Inventories		(465)	552
Prepayments and other assets		(217)	(1,077)
Increase/(decrease) in:
Trade accounts payable		(41)	623
Accrued liabilities and other payables		(112)	1,088
Deferred revenue		1,023	(509)
Net cash generated from operating activities		905	1,493
Cash flows from investing activities:
Net proceeds from sale of vessel	5	8,362	-
Vessel acquisition	5	-	(19,634)
Advance for vessel acquisition		-	(145)
Vessels’ improvements		(26)	-
Purchases of office furniture and equipment		(8)	(42)
Interest received		378	698
Net cash generated from / (used in) investing activities		8,706	(19,123)
Cash flows from financing activities:
Proceeds from Financial liabilities		-	2,800
Prepayment of long-term debt	8	(1,879)	-
Repayment of long-term debt and financial liabilities		(2,165)	(1,564)
(Increase)/decrease in restricted cash	3	708	(307)
Repayment of lease liability - principal		(73)	(85)
Interest paid		(1,949)	(728)
Net cash (used in) / generated from financing activities		(5,358)	116
Net increase / (decrease) in cash and cash equivalents		4,253	(17,514)
Cash and cash equivalents at the beginning of the period	3	46,837	74,202
Cash and cash equivalents at the end of the period	3	51,090	56,688

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2025

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

1.	Basis of presentation and general information

The accompanying unaudited interim condensed consolidated financial statements include the financial statements of Globus Maritime Limited (“Globus”) and its wholly owned subsidiaries (collectively the “Company”). Globus was formed on July 26, 2006, under the laws of Jersey. On June 1, 2007, Globus concluded its initial public offering in the United Kingdom and its shares were admitted for trading on the Alternative Investment Market (“AIM”). On November 24, 2010, Globus was redomiciled to the Marshall Islands and its shares were admitted for trading in the United States (NASDAQ Global Market) under the Securities Act of 1933, as amended. On November 26, 2010, Globus shares were effectively delisted from AIM.

The address of the registered office of Globus is: Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

The principal business of the Company is the ownership and operation of a fleet of dry bulk motor vessels (“m/v”), providing maritime services for the transportation of dry cargo products on a worldwide basis. The Company conducts its operations through its vessel owning subsidiaries.

The operations of the vessels are managed by Globus Shipmanagement Corp. (the “Manager”), a wholly owned Marshall Islands corporation. The Manager has an office in Greece, located at 128 Vouliagmenis Avenue, 166 74 Glyfada, Greece and provides the commercial, technical, cash management and accounting services necessary for the operation of the fleet in exchange for a management fee. The management fee is eliminated on consolidation. The unaudited interim condensed consolidated financial statements include the financial statements of Globus and its subsidiaries listed below, all wholly owned by Globus as at March 31, 2025:

Company	Country of Incorporation	Vessel Delivery Date	Vessel Name
Globus Shipmanagement Corp.	Marshall Islands	-	- (1)
Devocean Maritime Ltd.	Marshall Islands	-	- (2)
Serena Maritime Limited Talisman Maritime Limited	Marshall Islands Marshall Islands	October 29, 2020 July 20, 2021	m/v Galaxy Globe m/v Power Globe
Argo Maritime Limited	Marshall Islands	June 9, 2021	m/v Diamond Globe
Salaminia Maritime Limited	Marshall Islands	November 29, 2021	m/v Orion Globe
Calypso Shipholding S.A.	Marshall Islands	January 25, 2024	m/v GLBS Hero
Daxos Maritime Limited	Marshall Islands	August 20, 2024	m/v GLBS Might (3)
Paralus Shipholding S.A.	Marshall Islands	September 20, 2024	m/v GLBS Magic (3)
Dulac Maritime S.A.	Marshall Islands	November 19, 2024	m/v GLBS Angel
Domina Maritime Ltd.	Marshall Islands	December 3, 2024	m/v GLBS Gigi
Olympia Shipholding S.A.	Marshall Islands	-	Hull No: S-K192
Thalia Shipholding S.A.	Marshall Islands	-	Hull No: S-3012
Artful Shipholding S.A.	Marshall Islands	-	-
Longevity Maritime Limited	Malta	-	-

(1)	Management Company.

(2)	On February 4, 2025, the Company, through its subsidiary Devocean Maritime Ltd., entered into an agreement to sell the 2007-built River Globe. The vessel was delivered to her new owners on March 17, 2025.

(3)	Subject to sale and bareboat back arrangements which account as financing arrangements (Note 8).

Except for the changes disclosed in note 2, these unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements. The operating results for the three-month period ended March 31, 2025, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2025.

The unaudited interim condensed consolidated financial statements as at and for the three months ended March 31, 2025, have been prepared in accordance with IAS 34 Interim Financial Reporting.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2025

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

1.            Basis of presentation and general information (continued)

The unaudited interim condensed consolidated financial statements presented in this report do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the consolidated financial statements as at December 31, 2024 and for the year then ended included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 (the “2024 Annual Report”).

Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2024 Annual Report.

The unaudited interim condensed consolidated financial statements as at March 31, 2025 and for the three months then ended, were approved for issuance by the Board of Directors on June 16, 2025.

Going Concern basis of accounting:

The Company performs on a regular basis an assessment to evaluate its ability to continue as a going concern.

In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The degree of consideration depends on the facts in each case and depends on the Company’s profitability and ready access to financial resources, In certain cases, management may need to consider a wide range of factors relating to current and expected profitability, debt repayment schedules, compliance with the financial and security collateral cover ratio covenants under its existing debt agreements and potential sources of replacement financing before it can satisfy itself that the going concern basis is appropriate. The Company may need to develop detailed cash flow projections as part of its assessment in such cases. In developing estimates of future cash flows, the Company makes assumptions about the vessels’ future performance, with the significant assumptions relating to time charter equivalent rates, vessels’ operating expenses, vessels’ capital expenditures, fleet utilization, Company’s general and administrative expenses and cash flow requirements for debt servicing. The assumptions used to develop estimates of future cash flows are based on historical trends as well as future expectations.

As at March 31, 2025, the Company reported Cash and cash equivalents of $51.1 million (absolute amount), a working capital surplus of $24.1 million (absolute amount), net cash generated from operating activities of $0.9 million (absolute amount) and was in compliance with its debt covenants.

The above conditions indicate that the Company is expected to be able to operate as a going concern at least for twelve months following the end of the reporting period and these consolidated financial statements were prepared under this assumption.

2.            Changes in Accounting policies and Recent accounting pronouncements

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended 31 December 2024, as included in Note 2 to the Company’s consolidated financial statements included in the 2024 Annual Report. There have been no changes to the Company’s accounting policies and recent accounting pronouncements in the three-month period ended March 31, 2025 other than the IFRS amendments which have been adopted by the Company as of 1 January 2025 as indicated below:

•	IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability (Amendments). The amendments are effective for annual reporting periods beginning on or after January 1, 2025, with earlier application permitted. Management has assessed that the adoption of this amendment has no material effect on the Company’s financial statements and disclosures.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2025

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

3             Cash and cash equivalents and Restricted cash

For the purpose of the interim condensed consolidated statement of financial position, cash and cash equivalents comprise the following:

	March 31, 2025	December 31, 2024
Cash on hand	49	34
Cash at banks	51,041	46,803
Total cash and cash equivalents	51,090	46,837

Cash held in banks earns interest at floating rates based on daily bank deposit rates.

The fair value of cash and cash equivalents as at March 31, 2025 and December 31, 2024, was $51,090 and $46,837, respectively.

As at March 31, 2025 and December 31, 2024, the Company had pledged an amount of $3,113 and $3,820, respectively, in order to fulfil collateral requirements. The fair value of the restricted cash as at March 31, 2025 was $3,113, $2,315 included in non-current assets and $798 included in current assets. The fair value of the restricted cash as at December 31, 2024 was $3,820, $2,770 included in non-current assets and $1,050 included in current assets as at December 31, 2024. The cash and cash equivalents are held with reputable bank and financial institution counterparties with high ratings.

4             Transactions with Related Parties

On October 23, 2024, the Company entered into two memoranda of agreement with an entity controlled by the Chairman and to which our Chief Executive Officer is also related, for the acquisition of two Kamsarmax scrubber outfitted dry bulk vessels: a 2016-built Kamsarmax dry bulk carrier with a carrying capacity of approximately 81,119 dwt (now named m/v GLBS Angel) for a purchase price of $27.5 million (absolute amount) and a 2014-built dry bulk vessel with a carrying capacity of approximately 81,817 dwt (now named m/v GLBS Gigi) for a purchase price of $26.5 million (absolute amount), both paid with available cash. The purchase of each Vessel was approved by a committee of the Board of Directors of the Company comprised solely of independent directors, as well as unanimously ratified by the Company’s Board of Directors.

An aggregate of $18 million (absolute amount) of the purchase price for the 2016-built Vessel has been paid upon its delivery and the remaining balance is to be paid in one lump sum without interest no later than one year after the date of the relevant memorandum of agreement. An aggregate of $17 million (absolute amount) of the purchase price for the 2014-built Vessel has been paid upon its delivery and the remaining balance is to be paid in one lump sum without interest no later than one year after the date of the relevant memorandum of agreement. These balances are presented within Sellers’ Credit under current liabilities in the condensed consolidated Statement of Financial Position as of March 31, 2025.

Details and nature of the Company’s transactions with related parties did not change in the three-month period ended March 31, 2025 and are discussed in Note 4 of the Company’s consolidated financial statements as at and for the year ended December 31, 2024, included in the 2024 Annual Report. As of March 31, 2025 the balance due to Related parties was $1,935 ($1,822 as of December 31, 2024) and are included in Trade accounts payable in the accompanying condensed consolidated Statement of Financial Position.

5             Vessels, net

The amounts in the interim condensed consolidated statement of financial position are analysed as follows:

	Vessels cost	Vessels depreciation	Dry docking costs	Depreciation of drydocking costs	Net Book Value
Balance at January 1, 2025	323,547	(81,424)	16,624	(9,768)	248,979
Additions	25	-	26	-	51
Depreciation	-	(2,389)	-	(1,262)	(3,651)
Sale of vessel	(24,570)	18,345	(3,986)	3,986	(6,225)
Balance at March 31, 2025	299,002	(65,468)	12,664	(7,044)	239,154

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2025

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

5             Vessels, net (continued)

For the purpose of the unaudited condensed consolidated statement of comprehensive loss, depreciation, comprises the following:

	For the period ended March 31, 2025	For the period ended March 31, 2024
Vessels depreciation	2,389	1,195
Depreciation on office furniture and equipment	10	8
Depreciation of right of use asset	82	78
Total	2,481	1,281

On February 4, 2025, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built River Globe for a gross price of $8.55 million before commissions and expenses. The total gain from the sale of the vessel amounted to $2,137. The vessel was delivered to her new owners on March 17, 2025.

No impairment or reversal of impairment was recognized for the first quarter of 2025 and 2024.

6             Share Capital and Share Premium

The authorised share capital of Globus consisted of the following:

	March 31,	December 31,
	2025	2024
Authorised share capital:
500,000,000 Common Shares of par value $0.004 each	2,000	2,000
100,000,000 Class B common shares of par value $0.001 each	100	100
100,000,000 Preferred shares of par value $0.001 each	100	100
Total authorised share capital	2,200	2,200

Holders of the Company’s common shares and Class B shares have equivalent economic rights, but holders of Company’s common shares are entitled to one vote per share and holders of the Company’s Class B shares are entitled to twenty votes per share. Each holder of Class B shares may convert, at its option, any or all of the Class B shares held by such holder into an equal number of common shares.

As at March 31, 2025 and December 31, 2024 the Company had 20,582,301common shares issued and fully paid. During the periods ended March 31, 2025 and 2024 no new common shares were issued.

As at March 31, 2025, the Company had no Class B common shares and 10,300 Series B Preferred Shares outstanding.

Share premium includes the contribution of Globus’ shareholders for the acquisition of the Company’s vessels. Additionally, share premium includes the effects of the acquisition of non-controlling interest, the effects of the Globus initial and follow-on public offerings and the effects of the share-based payments. At March 31, 2025 and December 31, 2024, Globus share premium amounted to $284,406.

As at March 31, 2025 and December 31, 2024, the Company had issued 5,550 common shares pursuant to exercise of outstanding Class A Warrants as defined in the 2024 Annual Report and had 388,700 Class A Warrants outstanding to purchase an aggregate of 388,700 common shares.

As at March 31, 2025 and December 31, 2024, no PP Warrants, as defined in the 2024 Annual Report, had been exercised and the Company had 1,291,833 PP Warrants outstanding to purchase an aggregate of 1,291,833 common shares.

As at March 31, 2025 and December 31, 2024, no December 2020 Warrants, as defined in the 2024 Annual Report, had been exercised and the Company had December 2020 Warrants outstanding to purchase an aggregate of 1,270,587 common shares.

As at March 31, 2025 and December 31, 2024, no January 2021 Warrants, as defined in the 2024 Annual Report, had been exercised and the Company had January 2021 Warrants outstanding to purchase an aggregate of 1,950,000 common shares.

As at March 31, 2025 and December 31, 2024, no February 2021 Warrants, as defined in the 2024 Annual Report, had been exercised and the Company had February 2021 Warrants outstanding to purchase an aggregate of 4,800,000 common shares.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2025

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

6             Share Capital and Share Premium (continued)

As at March 31, 2025 and December 31, 2024, no June 2021 Warrants, as defined in the 2024 Annual Report, had been exercised and the Company had June 2021 Warrants outstanding to purchase an aggregate of 10,000,000 common shares.

The Company’s warrants are classified in equity, following the Company’s assessment that warrants meet the equity classification criteria as per IAS 32. The total outstanding number of warrants as at March 31, 2025, was 19,701,120 to purchase an aggregate of 19,701,120 common shares.

On March 13, 2024, the Board of Directors adopted the Globus Maritime Limited 2024 Equity Incentive Plan, or the Plan. The purpose of the Plan is to provide Company’s officers, key employees, directors, consultants and service provider, whose initiative and efforts are deemed to be important to the successful conduct of Company’s business, with incentives to (a) enter into and remain in the service of the Company or affiliates, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance and (d) enhance the long-term performance of the Company. The number of common shares reserved for issuance under the Plan is 2,000,000 shares.

As at March 31, 2025, the Company had no common shares issued under the Plan.

7              Loss per Share

Basic loss per share (“LPS”) is calculated by dividing the net loss for the year attributable to Globus shareholders by the weighted average number of shares issued, paid and outstanding.

As the Company reported losses for the period ended March 31, 2025 and 2024, the effect of any incremental shares would be anti-dilutive and thus excluded from the computation of the diluted LPS.

The following reflects the net loss per common share:

	For the period ended March 31,
	2025	2024
Loss attributable to common equity holders	(1,482)	(299)
Weighted average number of shares – basic and diluted	20,582,301	20,582,301
Net loss per common share – basic and diluted	$(0.07)	$(0.01)

8      Long-Term Debt and Financial Liability net

Long-term debt (a,b) and financial liabilities (c,d) in the condensed consolidated statement of financial position are analysed as follows:

Borrowers / Lenders		Principal	Deferred finance costs	Modification of Loan	Accrued Interest	Amortized cost
(a)	Serena Maritime Limited, Salaminia Maritime Limited, Talisman Maritime Limited and Argo Maritime Limited. / First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.)	40,853	(327)	(150)	403	40,779
(b)	Calypso Shipholding S.A. / Marguerite Maritime S.A.	22,115	(315)	-	130	21,930
	Total Long-term debt at March 31, 2025	62,968	(642)	(150)	533	62,709
	Less: Current Portion	(6,165)	259	136	(533)	(6,303)
	Long-Term Portion	56,803	(383)	(14)	-	56,406

	Total Long-term debt at December 31, 2024	66,540	(719)	(194)	589	66,216
	Less: Current Portion	(6,771)	271	143	(589)	(6,946)
	Long-Term Portion	59,769	(448)	(51)	-	59,270

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2025

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

8      Long-Term Debt and Financial Liability net (continued)

(c)	Daxos Maritime Limited / SK Shipholding S.A.	27,271	(309)	-	-	26,962

(d)	Paralus Shipholding S.A. / Shankyo Shoji Co. Ltd. and Greatsail Shipping S.A.	24,728	(275)	-	-	24,453

	Total Financial liabilities at March 31, 2025	51,999	(584)	-	-	51,415
	Less: Current Portion	(1,916)	56	-	-	(1,860)
	Long-Term Portion	50,083	(528)	-	-	49,555

	Total Financial liabilities at December 31, 2024	52,471	(597)	-	-	51,874
	Less: Current Portion	(1,916)	56	-	-	(1,860)
	Long-Term Portion	50,555	(541)	-	-	50,014

Details of the Company’s credit facilities are discussed in Note 11 of the Company’s consolidated financial statements for the year ended December 31, 2024, included in the 2024 Annual Report.

As at March 31, 2025, the Company was in compliance with the loan covenants of the agreement with the lenders.

During the period ended March 31, 2025 we had the following developments:

(a)	On February 4, 2025, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built River Globe. On February 28, 2025 the Company prepaid the total remaining amount of $1,879 of the loan of Devocean Maritime Ltd. (the owning company of the vessel River Globe) in order to be able to conclude the sale and delivery of the vessel to the new owners which took place on March 17, 2025.

The contractual annual principal payments relating to the First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) loan facility, the Marguerite Loan Facility, the SK Shipholding S.A. sale and bareboat back arrangement and the Shankyo Shoji Co. Ltd. and Greatsail Shipping S.A. sale and bareboat back arrangement to be made subsequent to March 31, 2025, were as follows:

March 31,	First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.)	Marguerite Maritime S.A.	SK Shipholding S.A.	Shankyo Shoji Co. Ltd. and Greatsail Shipping S.A.	Total
2026	4,985	1,180	1,095	821	8,081
2027	17,868	1,180	1,095	821	20,964
2028	18,000	1,180	1,144	858	21,182
2029	-	1,180	1,168	931	3,279
2030 and thereafter	-	17,395	22,768	21,297	61,461
Total	40,853	22,115	27,271	24,728	114,967

9             Contingencies

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents, and insurers and from claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which are material for disclosure.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2025

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

10           Commitments

Voyage revenue

The Company enters into time charter arrangements on its vessels. These non-cancellable arrangements had remaining terms between nil days to approximately five and a half months as at March 31, 2025, assuming redelivery at the earliest possible date. As at December 31, 2024, the non-cancellable arrangements had remaining terms between one day to nine months, assuming redelivery at the earliest possible date. Future net minimum revenues receivable under non-cancellable operating leases as at March 31, 2025 and December 31, 2024, were as follows (vessel off-hires and drydocking days that could occur but are not currently known are not taken into consideration; in addition early delivery of the vessels by the charterers is not accounted for):

	March 31, 2025	December 31, 2024
Within one year	9,056	19,316
Total	9,056	19,316

These amounts include consideration for other elements of the arrangement apart from the right to use the vessel such as maintenance and crewing and its related costs.

For time charters that qualify as leases, the Company is required to disclose lease and non-lease components of voyage revenue. The revenue earned under time charters is not negotiated in its two separate components, but as a whole. For purposes of determining the standalone selling price of the vessel lease and technical management service components of the Company’s time charters, the Company concluded that the residual approach would be the most appropriate method to use given that vessel lease rates are highly variable depending on shipping market conditions, the duration of such charters and the age of the vessel. The Company believes that the standalone transaction price attributable to the technical management service component, including crewing services, is more readily determinable than the price of the lease component and, accordingly, the price of the service component is estimated using data provided by its technical department, which consist of the crew expenses, maintenance and consumable costs and was approximately $4,799 and $3,168 for the periods ended March 31, 2025 and 2024, respectively. The lease component that is disclosed then is calculated as the difference between total revenue and the non-lease component revenue and was $3,820 and $4,454 for the periods ended March 31, 2025 and 2024, respectively.

Office lease contract

As further discussed in Note 4 of the 2024 Annual Report the Company has recognized a right of use asset and a corresponding liability with respect to the rental agreement of office space for its operations within a building leased by FG Europe (an affiliate of Globus’s chairman).

The depreciation charge for right-of-use assets for the period ended March 31, 2025 and 2024, was approximately $82 and $78 respectively, and the interest expense on lease liability for the period ended March 31, 2025 and 2024, was approximately $12 and $3, respectively, and recognised in the condensed consolidated statement of comprehensive loss under depreciation and interest expense and finance costs, respectively.

At March 31, 2025 and December 31, 2024, the current lease liabilities amounted to $337 and $332, respectively, and the non-current lease liabilities amounted to $453 and $531, respectively, and are included in the accompanying condensed consolidated statements of financial position.

Commitments under shipbuilding contracts

On August 18, 2023, the Company signed two contracts for the construction and purchase of two fuel efficient bulk carriers of about 64,000 dwt each. The two vessels are being built at a reputable shipyard in Japan and are scheduled to be delivered during the second half of 2026. The total consideration for the construction of both vessels is approximately $75.5 million (absolute amount), which the Company intends to finance with a combination of debt and equity. In August 2023 the Company paid the first installment of $7.5 million (absolute amount) for both vessels under construction and in August 2024 the Company paid the second installment of $7.5 million (absolute amount) for both vessels under construction.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2025

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

10           Commitments (continued)

The contractual annual payments per subsidiary to be made subsequent to March 31, 2025, were as follows:

	Olympia Shipholding S.A.	Thalia Shipholding S.A.	Total
April 1, 2025 to March 31, 2026	3,760	3,760	7,520
April 1, 2026 to December 31, 2026	26,530	26,530	53,060
Total	30,290	30,290	60,580

11           Fair values

Carrying amounts and fair values

The following table shows the carrying amounts and fair values of assets and liabilities measured or disclosed at fair value, including their levels in the fair value hierarchy (as defined in note 2.22 of the 2024 Annual Report). It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value, such as cash and cash equivalents, restricted cash, trade receivables and trade payables.

	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
March 31, 2025
	Financial assets
Financial assets measured at fair value
Non-current portion of fair value of derivative financial instruments	67	-	67	-	67
Current portion of fair value of derivative financial instruments	378	-	378	-	378
	445

	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
March 31, 2025
	Financial liabilities
Financial liabilities not measured at fair value
Long-term borrowings	62,968	-	52,475	-	52,475
Financial liabilities	51,999	-	52,759	-	52,759
	114,967

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2025

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

11           Fair values (continued)

	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
December 31, 2024
	Financial assets
Financial assets measured at fair value
Non-current portion of fair value of derivative financial instruments	181	-	181	-	181
Current portion of fair value of derivative financial instruments	442	-	442	-	442
	623

	Financial liabilities
Financial liabilities not measured at fair value
Long-term borrowings	66,540	-	68,137	-	68,137
Financial liabilities	52,471	-	53,394	-	53,394
	119,011

Measurement of fair values

Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 1, Level 2 and Level 3 fair values, as well as the significant unobservable inputs used.

Financial instruments measured at fair value

Type	Valuation Techniques	Significant unobservable inputs
Derivative financial instruments:
Interest Rate Swap	Discounted cash flow	Discount rate

Financial instruments not measured at fair value
Asset and liabilities not measured at fair value

Type	Valuation Techniques	Significant unobservable inputs
Long-term borrowings & Financial Liabilities	Discounted cash flow	Discount rate

Transfers between Level 1, 2 and 3

There have been no transfers between Level 1, Level 2 and Level 3 during the period.

12           Events after the reporting date

No events after the reporting date.